SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar		2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1200	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1200	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	1	1/1/2007	3/31/2007	4	10/1/2006	12/31/2006
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2007	2 - PREVIOUS QUARTER 12/31/2006	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2006
Paid-in Capital
1 - Common	34,501,039	34,501,039	34,499,423
2 - Preferred	29,957,173	29,957,173	31,376,651
3 - Total	64,458,212	64,458,212	65,876,074
Treasury share
4 - Common	109,379	34,694	26,618
5 - Preferred	1,390,615	704,125	931,741
6 - Total	1,499,994	738,819	958,359

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	3/16/2007	Dividend	3/30/2007	Common	0.0018500000
02	RCA	3/16/2007	Dividend	3/30/2007	Preferred	0.0020350000
03	RCA	3/16/2007	Interest attributed to shareholders’ equity	3/30/2007	Common	0.0056000000
04	RCA	3/16/2007	Interest attributed to shareholders’ equity	3/30/2007	Preferred	0.0061600000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1	Total assets	30,875,502	32,151,338
1.01	Current assets	3,198,326	3,468,682
1.01.01	Available funds	726,494	601,701
1.01.01.01	Cash and cash equivalents	726,494	601,701
1.01.02	Credits	869,727	1,267,832
1.01.02.01	Clients	474,664	848,649
1.01.02.02	Sundry Credits	395,063	419,183
1.01.02.02.01	Securities	0	0
1.01.02.02.02	Recoverable taxes	395,063	419,183
1.01.03	Inventories	603,642	589,895
1.01.03.01	Finished products	136,631	143,578
1.01.03.02	Work in process	48,020	45,628
1.01.03.03	Raw materials	209,057	235,884
1.01.03.04	Production materials	147,134	110,444
1.01.03.05	Supplies and other	75,413	63,851
1.01.03.06	Provision for losses	(12,613)	(9,490)
1.01.04	Other	998,463	1,009,254
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	40,203	27,575
1.01.04.02	Deferred income and social contribution taxes	528,052	550,523
1.01.04.03	Prepaid expenses	263,893	270,316
1.01.04.04	Deferred result of financial instruments	74,250	37,331
1.01.04.05	Other assets	92,065	123,509
1.02	Non-current assets	27,677,176	28,682,656
1.02.01	Long-term assets	4,265,201	4,502,520
1.02.01.01	Sundry Credits	3,060,004	3,246,152
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	332,187	322,655
1.02.01.01.02	Advances to employees for purchase of shares	58,337	72,491
1.02.01.01.03	Deferred income and social contribution taxes	2,669,480	2,851,006
1.02.01.02	Credits with Related Parties	838,932	864,572
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	838,932	864,572
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	366,265	391,796
1.02.01.03.01	Assets held for sale	70,699	82,915
1.02.01.03.02	Prepaid expenses	125,495	132,866
1.02.01.03.03	Assets surplus - AmBev Institute	17,000	17,000
1.02.01.03.04	Other assets	153,071	159,015
1.02.02	Permanent Assets	23,411,975	24,180,136
1.02.02.01	Investments	20,541,345	21,215,193
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1.02.02.01.03	Interest in Subsidiaries	18,345,688	18,965,546
1.02.02.01.04	Interest in Subsidiaries - goodwill	2,179,555	2,238,203
1.02.02.01.05	Other investments	16,102	11,444
1.02.02.02	Property, plant and equipment	2,543,476	2,611,563
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	327,154	353,380

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2	Total liabilities	30,875,502	32,151,338
2.01	Current liabilities	5,487,403	6,273,967
2.01.01	Loans and financings	998,510	1,239,773
2.01.02	Debentures	63,903	65,949
2.01.03	Suppliers	502,700	620,389
2.01.04	Taxes, charges and contributions	595,442	818,013
2.01.04.01	Income and social contribution taxes	77,977	113,766
2.01.04.02	Other taxes and contributions payable	517,465	704,247
2.01.05	Dividends payable	46,084	106,828
2.01.05.01	Dividends payable	17,404	15,432
2.01.05.02	Provision for interest attributed to shareholders’ equity	28,680	91,396
2.01.06	Provisions	59,566	104,227
2.01.07	Accounts payable to related parties	2,368,989	2,424,501
2.01.08	Other	852,209	894,287
2.01.08.01	Unrealized loss on derivatives	388,184	379,653
2.01.08.02	Marketing accounts payable	163,604	160,366
2.01.08.03	Other liabilities	133,863	93,233
2.01.08.04	Payroll, profit sharing and related charges	166,558	261,035
2.02	Non-current liabilities	6,675,093	6,609,308
2.02.01	Long-term liabilities	6,522,902	6,457,050
2.02.01.01	Loans and financings	2,754,188	2,675,545
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	498,873	494,580
2.02.01.03.01	For contingencies	498,873	494,580
2.02.01.04	Accounts payable to related parties	676,632	705,540
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	528,129	516,305
2.02.01.06.01	Deferral of taxes on sales	416,585	405,700
2.02.01.06.02	Provision for medical assistance benefits/Other	89,406	87,398
2.02.01.06.03	Deferred income tax and social contribution	21,720	22,770
2.02.01.06.04	Other liabilities	418	437
2.02.02	Future taxable income	152,191	152,258
2.04	Shareholders' equity	18,713,006	19,268,063
2.04.01	Paid-in capital stock	5,716,087	5,716,087
2.04.02	Capital reserve	11,154,065	11,929,826
2.04.02.01	Goodwill in the subscription of shares	12,310,042	12,310,042
2.04.02.02	Tax incentives	594,392	560,552
2.04.02.03	Treasury shares	(1,750,369)	(940,768)
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2.04.04	Profit reserves	1,196,220	1,622,150
2.04.04.01	Legal	208,832	208,831
2.04.04.02	Statutory	987,388	1,413,319
2.04.04.02.01	For Investments	987,388	1,413,319
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated losses	645,860	0
2.04.06	Advances for future capital increase	774	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.01	Gross sales and/or services	6,070,062	6,070,062	5,482,602	5,482,602
3.02	Gross sales deductions	(3,227,612)	(3,227,612)	(2,944,164)	(2,944,164)
3.03	Net sales and/or services	2,842,450	2,842,450	2,538,438	2,538,438
3.04	Cost of sales and/or services	(991,079)	(991,079)	(941,591)	(941,591)
3.05	Gross profit	1,851,371	1,851,371	1,596,847	1,596,847
3.06	Operating Expenses/Income	(1,018,518)	(1,018,518)	(806,511)	(806,511)
3.06.01	Selling	(451,244)	(451,244)	(390,151)	(390,151)
3.06.02	General and administrative	(266,353)	(266,353)	(204,625)	(204,625)
3.06.02.01	Administrative Expenses	(116,883)	(116,883)	(90,884)	(90,884)
3.06.02.02	Management fees	8,946	8,946	17,243	17,243
3.06.02.03	Provisions for contingencies	(25,000)	(25,000)	10,426	10,426
3.06.02.04	Depreciation and amortization	(133,416)	(133,416)	(141,410)	(141,410)
3.06.03	Financial	(182,435)	(182,435)	(22,509)	(22,509)
3.06.03.01	Financial income	60,087	60,087	212,261	212,261
3.06.03.02	Financial expenses	(242,522)	(242,522)	(234,770)	(234,770)
3.06.04	Other operating income	51,780	51,780	34,736	34,736
3.06.05	Other operating expenses	(86,213)	(86,213)	(13,467)	(13,467)
3.06.06	Equity accounting results	(84,053)	(84,053)	(210,495)	(210,495)
3.07	Operating income	832,853	832,853	790,336	790,336
3.08	Non-operating income	9,450	9,450	4,967	4,967
3.08.01	Income	9,640	9,640	5,142	5,142
3.08.02	Expenses	(190)	(190)	(175)	(175)
3.09	Income before taxes/profit sharing	842,303	842,303	795,303	795,303

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.10	Provision for income and social contribution taxes	(27,533)	(27,533)	(48,597)	(48,597)
3.11	Deferred income tax	(200,945)	(200,945)	(85,665)	(85,665)
3.12	Statutory profit sharing/contributions	32,035	32,035	(5,142)	(5,142)
3.12.01	Profit sharing	32,035	32,035	(5,142)	(5,142)
3.12.01.01	Employees	30,894	30,894	(22,420)	(22,420)
3.12.01.02	Management	1,141	1,141	17,278	17,278
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	645,860	645,860	655,899	655,899
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	62,958,218	62,958,218	64,917,715	64,917,715
	EARNINGS PER SHARE (Reais)	0.01026	0.01026	0.01010	0.01010
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1.  OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange - BOVESPA and on the New York Stock Exchange - NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in 2007 and 2006

i.	Offer by Labatt for Lakeport Brewing Income Fund

On March 30, 2007 the Company announced that the holders ("Unitholders") of 6,578,080 trust units ("Units") of Lakeport Brewing Income Fund (TSX: TFR.UN) ("Lakeport"), representing approximately 91.43% of the total Units on a fully-diluted basis, have tendered their shares under the terms of the offer launched by Labatt Canada, AmBev’s subsidiary, on February 21, 2007, for all of the Units of Lakeport (“Offer”).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Labatt Canada acquired and paid for the Units the amount of CAD$201,444. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport will become Labatt Canada’s wholly-owned subsidiary. Labatt Canada will then be making application to have the Units delisted from the Toronto Stock Exchange and will be taking steps to give notice and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

ii.	Sale and purchase Agreement related to Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Ltda. ("Goldensand"), Cintra’s parent company.

The total amount of the operation is approximately US$150 million and it does not include the acquisition of Cintra’s brand and distribution assets, which may be included in the business according to the seller’s discretion. The execution of the operation depends upon the implementation of typical conditions of this type of operation. Closing of this transaction was held on April 17, 2007 (see Note 18 (a)).

iii.	Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its Subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBevEcuador from Freeville Management Ltd., for the amount of US$1,336, representing an interest increase of 20% in its capital stock. Thus, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$770.

iv.	Buyout of Quilmes Industrial S.A. (“Quinsa”)

On August 8, 2006, the Company closed the transaction with Beverage Associates Corp., the other joint controlling shareholders of Quinsa, announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding Ltd. (“BAH”), acquired by AmBev at the total amount of R$2,738,833 equivalent to US$1.25 billion, resulting in a goodwill at the amount of R$2,331,089. With the closing of the operation, AmBev’s interest in Quinsa’s capital stock increased from 59.77% to 91.18%.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2.  ACCOUNTING PRACTICES

a)	Preparation of quarterly information

The accounting practices adopted in the preparation of the quarterly information are consistent with the practices adopted by the Company in the preparation of the audited financial statements referring to the year ended December 31, 2006.

The preparation of the quarterly information requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, necessary for contingent liabilities provision, for the calculation of projections to determine the recovery of property, plant and equipment, deferred charges and deferred income tax asset balances and for the determination of income tax provision, which, although represent management’s best estimate, the actual values can differ from such estimates.

This quarterly information must be read together with our financial statements prepared for the year ended December 31, 2006.

b)	Proportionally consolidated financial statements

Since August 2006, the Company fully consolidates Quinsa’s financial statements which were until then proportionally consolidated.

We present the net assets of Agrega Inteligência em Compras Ltda. (“Agrega”) and of Ice Tea do Brasil Ltda. (ITB”), proportionally consolidated in the Company’s financial statements:

	On March 31, 2007
	ITB	Agrega	Total

Current assets	410	2,037	2,447
Non-current assets	5,856	416	6,272
Current liabilities	3	(1,394)	(1,391)
Non-current liabilities	(12,254)	(1,005)	(13,259)
Total net assets (liabilities)	(5,985)	54	(5,931)

Consolidation percentage- %	50.0	50.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	On December 31, 2006
	ITB	Agrega	Total

Current assets	403	1,906	2,309
Non-current assets	5,784	425	6,209
Current liabilities	3	(2,279)	(2,276)
Non-current liabilities	(12,039)	-	(12,039)
Total net assets (liabilities)	(5,849)	52	(5,797)

Consolidation percentage- %	50.0	50.0

The results of Quinsa, Agrega and ITB proportionally consolidated in the Company’s financial statements, are as follows:

	On March 31, 2007
	ITB	Agrega	Total
Net sales income	-	270	270
Cost of sale	-	-	-
Gross profit	-	270	270
Operating expenses	(208)	(868)	(1,076)
Operating gain	(208)	(598)	(806)
Non-operating income	-	-	-
Income tax provision	70	-	70
Statutory interest	-	-	-
Minority interest	-	-	-
Net income for the period	(138)	(598)	(736)

Consolidation percentage - %	50.0	50.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	On March 31, 2006
	Quinsa	ITB	Agrega	Total

Sales revenues	397,008	-	409	397,417
Cost of sale	(153,831)	-	-	(153,831)
Gross profit	243,177	-	409	243,586
Operating expenses	(124,668)	(310)	(995)	(125,973)
Operating gain	118,509	(310)	(586)	117,613
Non-operating gain	(2,602)		(1)	(2,603)
Income tax provision	(27,449)	112	(96)	(27,433)
Statutory interest	(2,496)	-	-	(2,496)
Minority interest	(12,762)	-	-	(12,762)
Net income for the period	73,200	(198)	(683)	72,319

Consolidation percentage - %	59.77	50.0	50.0

c)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

d)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in its financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications on March 31, 2006: (i) from Equity Accounting Results to Other operating income the amount related to the equity gains and additions with the objective of aligning the treatment adopted for the Consolidated; (ii) between financial income and financial expenses; (iii) from accumulated amortization and depreciation to current income and social contribution taxes the portion related to the amortization of the tax benefits relating to the goodwill initially recorded in InBev Brasil, which was merged into the Company; (iv) from financial expenses to current income tax the amount related to tax hedge; and, on December 31, 2006: (v) from judicial deposits to contingencies.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

3.  TRANSACTIONS WITH RELATED PARTIES

The main transactions with related parties are as follows:

	On March 31, 2007
	Balances			Transactions
Companies	Credit with Subsidiaries	Accounts payable	Mutual contracts, net	Net sales	Net financial result

AmBev	833,272	(1,563,397)	(1,426,941)	109,583	(44,529)
Arosuco	815	-	478,703	148,166	8
Aspen	-	-	(141,971)	-	(2,461)
BAH	-	(230)	-	-	-
Brahmaco	1,025	(1,025)	7,920	-	168
CACN	294	(14,610)	78,759	-	(1,106)
CRBS S.A.	122,666	-	(22,014)	-	-
Cympay	78,256	(69)	1,488	23,294	(38)
Dunvegan S.A.	125,857	(1,025)	(419,765)	-	(2,015)
Eagle	9	(868,126)	(1,798)	-	10
Fratelli Vita	4,236	(7,855)	197,671	5,334	(5,596)
Jalua Spain S.L.	-	-	(96,165)	-	8,836
Labatt Canadá	1,057	(10,060)	-	-	-
Malteria Pampa S.A.	3,912	(18,669)	450	29,051	(10)
Maltaria Uruguai S.A.	41,564	(59,128)	(0)	58,764	1
Miranda Correa	82	(2,001)	27,339	2	-
Monthiers S.A.	1,343,815	-	1,419,355	-	45,314
Quinsa	2,251	(1,310)	-	-	-
Skol	62	(428)	(18,454)	-	-
Other domestic	-	(3,678)	(57,653)	315	397
Other international	4,446	(6,777)	(23,452)	(20)	(601)
Total	2,563,619	(2,558,388)	3,473	374,489	(1,623)

Names used:

Antartica Empreendimentos e Participações Ltda (“Anep”)
Arosuco Aromas e Sucos Ltda (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Beverage Associates Holding LTD. (“BAH”)
Brahmaco International Limited (“Brahmaco”)
BSA Bebidas Ltda (“BSA”)
Cerveceria y Matería Payssandú (“Cympay”)
Cervejaria Miranda Correa S.A. (“Miranda Correa”)
Cervejarias Reunidas Skol-Caracu S.A. (“Skol”)
Compania Brahma Venezuela S.A (“CACN”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S.A (“Fratelli Vita”)
Pepsi-Cola Engarrafadora Ltda (“Pepsi”)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4.  INVESTMENT IN DIRECT SUBSIDIARIES

a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Stake in
	subsidiaries	Goodwill	Total

Balance on December 31, 2006	18,965,546	2,238,203	21,203,749
Equity in the results of subsidiaries (i)	(84,053)	-	(84,053)
Goodwill amortization	-	(58,648)	(58,648)
Dividends receivable	(37,572)	-	(37,572)
Dividends received	(522,299)	-	(522,299)
Exchange variation in subsidiary abroad	(23,632)	-	(23,632)
Capital contribution in jointly-controlled company	610	-	610
Gains (Losses) on investments	47,088	-	47,088
Balance on March 31, 2007	18,345,688	2,179,555	20,525,243

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$282,362 (R$242,462, on March 31, 2006).

b)	Goodwill and negative goodwill

	Parent Company		Consolidated
	03.31.07	12.31.06	03.31.07	12.31.06
Goodwill
Future profitability expectation:
Labatt Canada (i)	-	-	16,383,303	16,383,303
BAH	2,331,089	2,331,089	2,331,089	2,331,089
Quinsa	-	-	1,029,853	1,029,853
QIB	-	-	93,372	93,372
Cympay	-	-	26,556	26,557
Embodom	-	-	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Indústrias Del Atlântico	-	-	5,116	5,116
Cervejaria Miranda Corrêa S.A.	5,514	5,514	5,514	5,514
AmBev Ecuador	-	-	770	-
Subsidiaries of Labatt Canada (ii)	-	-	2,935,125	3,033,184
Subsidiaries of Quinsa (consolidated)	-	-	937,677	1,025,862
Total goodwill	2,345,916	2,345,916	24,000,587	24,186,062
Accumulated amortization	(166,361)	(107,713)	(6,410,826)	(6,174,876)
Total goodwill, net of amortization	2,179,555	2,238,203	17,589,761	18,011,186

Negative goodwill
AmBev Ecuador	-	-	(11,810)	(12,324)
Incesa (consolidated)	-	-	(12,156)	(12,676)
Total negative goodwill	-	-	(23,966)	(25,000)
Net balance	2,179,555	2,238,203	17,565,795	17,986,186

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt ApS in Labatt Canada totals R$2,287,067 on March 31, 2007 (R$2,004,705 on December 31, 2006).

(ii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canada totals R$2,906,701 on March 31, 2007 (R$3,003,442 on December 31, 2006).

c)	Information on direct subsidiaries

	On March 31, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity Accounting Results (i)
Agrega	50.00	109	(1,197)	54	(598)
Anep	100	120,864	5,514	120,864	5,514
Arosuco	99.70	494,555	79,983	461,041	79,251
BAH	100	476,000	45,818	476,000	45,818
BSA	100	10,338	(1)	10,338	(1)
CRBS S.A.	99.65	178,855	173	178,232	172
Dahlen	100	40,003	(238)	40,003	(238)
Eagle	99.96	2,121,563	(94,713)	2,121,091	(94,541)
Fazenda do Poço	91.41	614	(1)	561	(1)
Fratelli Vita	77.84	509,716	13,855	396,780	10,785
Hohneck	50.69	1,075,244	(10,043)	545,060	(5,091)
Labatt ApS	99.99	12,657,712	(153,045)	12,657,477	(153,045)
Lambic S.A.	87.10	325,972	20,375	283,918	17,746
Maltaria Pampa	60.00	212,957	10,383	119,911	7,281
Miranda Corrêa	100	45,161	6,250	45,161	6,250
Pepsi	99.49	239,994	(250)	238,792	(249)
Skol	99.96	650,648	(3,108)	650,405	(3,106)
				18,345,688	(84,053)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	On March 31, 2006
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity Accounting Results (i)
Agrega	50.00	348	(1,366)	174	(683)
Anep	100	399,124	3,533	399,124	3,533
Arosuco	99.70	402,618	64,494	373,815	65,273
BSA	100	10,338	3	10,338	3
CRBS	99.65	179,911	2,643	179,284	2,633
Dahlen	100	30,715	(894)	30,715	(894)
Eagle	99.96	2,171,766	(204,305)	2,170,991	(203,922)
Fratelli Vita	77.83	416,855	14,849	324,424	11,557
Honeck	50.69	1,121,603	(43,774)	568,561	(22,179)
Labatt ApS	99.99	14,063,372	(68,663)	14,063,125	(68,663)
Lambic	87.33	262,642	12,657	229,365	11,053
Maltaria Pampa	60.00	190,791	8,188	99,835	6,199
Miranda Corrêa	100	17,091	5,597	17,091	5,597
Pepsi	99.49	242,264	(439)	241,050	(436)
Skol	99.96	667,417	(19,573)	667,143	(19,566)
				19,375,035	(210,495)

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

d)	Major relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company	03.31.07	12.31.06

Abroad
Quinsa	91.18	91.18
Jalua Spain S.L.	100.0	100.0
Monthiers S.A.	100.0	100.0
Aspen	100.0	100.0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

5.  PROPERTY, PLANT AND EQUIPMENT

a)	Composition of property, plant and equipment

	Parent Company
	03.31.07			12.31.06
					Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)

Land	94,487	-	94,487	91,969
Buildings and constructions	1,316,309	(707,642)	608,667	589,788	4.0%
Machinery and equipment	3,901,354	(3,288,432)	612,922	577,247	10.0%
External use movable assets	1,211,148	(625,982)	585,166	619,396	10.0%
Other fixed assets and intangible assets	1,145,022	(804,986)	340,036	361,449	19.9% (ii)
Construction in progress	302,198	-	302,198	371,714
	7,970,518	(5,427,042)	2,543,476	2,611,563

	Consolidated
	03.31.07			12.31.06
					Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)

Land	320,003	-	320,003	324,779
Buildings and constructions	2,746,059	(1,361,748)	1,384,311	1,424,452	4.0%
Machinery and equipment	9,067,097	(7,032,535)	2,034,562	2,052,991	10.0%
External use movable assets	2,089,984	(1,132,644)	957,340	1,012,781	10.0%
Other fixed assets and intangible assets	1,459,551	(1,056,931)	402,620	430,200	19.9% (ii)
Construction in progress	409,597	-	409,597	478,661
	16,092,291	(10,583,858)	5,508,433	5,723,864

(i)	The rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on March 31, 2007 and December 31, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

As of March 31, 2007, the Company and its subsidiaries held assets for sale at the carrying amount of R$70,699 in the Parent Company and R$74,362 in the Consolidated (R$82,915 and R$85,967, in the Parent Company and in the Consolidated respectively, on December 31, 2006), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$36,490 in the Parent Company and R$38,678 in the Consolidated (R$48,214 in the Parent Company and R$50,441 in the Consolidated, respectively, on December 31, 2006).

b)	Assets with restriction granted as collateral for bank loans

Due to bank loans taken by the Company and its subsidiaries, on March 31, 2007 there are assets including property, with a net book value totaling R$428,495 (R$454,339 on December 31, 2006), which were granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

6.  DEFERRED CHARGES

	Parent Company		Consolidated
	03.31.07	12.31.06	03.31.07	12.31.06
Cost
Pre-operating expenses	183,884	180,737	250,987	250,131
Implementation and expansion Expenses	48,288	48,288	53,479	53,502
Goodwill - Future profitability (i)	811,857	811,857	811,857	811,857
Other	167,356	167,356	202,660	206,742
Total cost	1,211,385	1,208,238	1,318,983	1,322,232
Accumulated amortization	(884,231)	(854,858)	(922,137)	(893,144)
Net deferred charges	327,154	353,380	396,846	429,088

(i)	The goodwill reclassified for deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations sustaining its generation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

7.  INDEBTEDNESS

				Parent Company
				Current		Long-term
Type and purpose	Final maturity	Weighted Average Rate	Currency	03.31.07	12.31.06	03.31.07	12.31.06

In reais

ICMS tax incentives	Mar/2017	4.33%	R$	101,451	102,450	155,407	160,462
Investments in permanent assets	Nov/2011	10.21%	R$	166,422	167,108	306,437	331,722
Agro-industrial credit	Mar/2009	TR + 9.17%	R$	-	-	200,000	-
				267,873	269,558	661,844	492,184

In foreign currency

Working capital	Abr/2007	1.00%	USD	95,220	-	-	-
Working capital	Jun/2007	2.97%	YEN	568,028	901,034	-	-
Bond 2011	Dec/2011	10.50%	USD	36,937	5,502	1,025,200	1,069,000
Bond 2013	Sep/2013	8.75%	USD	4,690	32,402	1,025,200	1,069,000
Investments in permanent assets	Jan/2011	9.23%	UMBNDES	25,762	31,277	41,944	45,361
				730,637	970,215	2,092,344	2,183,361

Total loans and financings				998,510	1,239,773	2,754,188	2,675,545

Debentures 2009	Jul/2009	12.88%	R$	25,169	25,975	817,050	817,050
Debentures 2012	Jul/2012	12.98%	R$	38,734	39,974	1,248,030	1,248,030
Total debentures				63,903	65,949	2,065,080	2,065,080

Total Indebtedness				1,062,413	1,305,722	4,819,268	4,740,625

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

				Consolidated
				Current		Long-term
Type and purpose	Final maturity	Weighted Average Rate	Currency	03.31.07	12.31.06	03.31.07	12.31.06

In reais
ICMS tax incentives	Mar/2017	4.33%	R$	102,331	103,583	157,325	161,900
Investments in permanent assets	Nov/2011	10.21%	R$	166,422	167,108	306,437	331,722
Agro-industrial credit	Mar/2009	TR + 9.17%	R$	-		200,000
Working capital / secured account	Jan/2012	14.39%	R$	35,613	63,808	1,189,805	619,532
				304,366	334,499	1,853,567	1,113,154
In foreign currency

Working capital	Oct/2011	4.54%	USD	101,522	118,205	71,764	94,072
Working capital	Jun/2007	2.97%	YEN	568,027	901,035	-	-
Working capital	Oct/2011	BA + 0.35%	CAD	-	15,966	826,059	605,821
Working capital	Apr/2007	7.50%	ARS	26,470	37,820	-	-
Working capital	May/2007	6.50%	UYU	10,760	10,885	-	-
Working capital	Sep/2008	7.78%	VEB	57,970	57,947	74,534	87,458
Working capital	Jan/2008	10.66%	DOP	102,521	80,599	-	9,973
Working capital	Aug/2011	7.42%	GTQ	21,120	19,492	41,206	44,847
Working capital	Oct/2010	6.67%	PEN	66,448	49,281	177,041	183,853
Working capital	May/2007	7.50%	BOB	22,226	22,652	-	-
Bond 2011	Dec/2011	10.50%	USD	36,937	5,502	1,025,200	1,069,000
Bond 2013	Sep/2013	8.75%	USD	4,690	32,402	1,025,200	1,069,000
Import financing	Oct/2011	5.88%	USD	135,579	41,864	6,325	8,058
Investment in permanent assets	Mar/2012	7.24%	USD	105,480	149,560	288,409	379,375
Investment in permanent assets	Dec/2013	10.75%	DOP	-	-	64,123	62,003
Investment in permanent assets	Aug/2008	10.46%	ARS	133,237	106,291	6,765	19,391
Investment in permanent assets	Jan/2011	9.23%	UMBNDES	25,762	31,277	41,945	45,361
Notes - Series A	Jul/2008	6.56%	USD	-	-	332,044	345,074
Notes - Series B	Jul/2008	6.07%	CAD	-	-	88,824	91,791
Senior Notes - BRI	Jun/2011	7.5%	CAD	-	-	157,751	163,021
Others	Mar/2012	10.36%	ARS	6,405	18,883	10,650	312
Others	Jun/2008	5.58%	USD	15,391	4,535	264	5,300
				1,440,545	1,704,196	4,238,104	4,283,710

Total loans and financings				1,744,911	2,038,695	6,091,671	5,396,864

Debentures 2009	Jul/2009	101.75% CDI	R$	25,169	25,975	817,050	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	38,734	39,974	1,248,030	1,248,030
				63,903	65,949	2,065,080	2,065,080

Total Indebtedness				1,808,814	2,104,644	8,156,751	7,461,944

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

•	USD - United States Dollar
•	CAD- Canadian Dollar
•	YEN - Japanese Yen
•	ARS - Argentine Peso
•	VEB - Venezuelan Bolivar
•	DOP - Dominican Peso
•	BOB - Bolivian Peso
•	GTQ - Guatemalan Quetzal
•	PEN - Peruvian Novo Sol
•	UYU - Uruguayan Peso
•	BA - Bankers Acceptance
•	TJLP - Long-Term Interest Rate - Corresponding to 6.50% p.a. on 03/31/2007
•	ICMS - Value-Added Tax on Sales and Services
•	CDI - Interbank Deposit Certificate - corresponding to 12.66% p.a. on 03/31/2007
•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See note 5(b).

AmBev’s subsidiaries, except for North America operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of March 31, 2007, long-term financings fall due as follows:

	Parent Company	Consolidated
2008	154,282	731,468
2009	1,130,095	1,196,654
2010	97,272	224,532
2011	1,034,024	3,284,100
2012 onwards	2,403,595	2,719,997
	4,819,268	8,156,751

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	ICMS sales tax incentives

	Parent Company		Consolidated
	03.31.07	12.31.06	03.31.07	12.31.06
Current liabilities
Financings	101,451	102,450	102,331	103,583
Sales tax deferrals	13,815	16,527	13,815	16,527

Non-current liabilities
Financings	155,407	160,462	157,325	161,900
Sales tax deferrals	416,585	405,700	416,585	405,700

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable”.

d)	Labatt Canada

(i)	Working capital

On October 12, 2005 a syndicated loan of CAD$1.2 billion was also made, of which forward CAD$700 million and CAD$500 million revolving credit with maturity date on October 12, 2011, and interest at the bankers acceptance rate, plus applicable margin, the cap of which is 0.75% per annum. On March 31, 2007, the bankers’ acceptance average rate on the debt stood at 4.35% per annum and the applicable margin was 0.35% p.a. (4.346% and 0.45% respectively on December 31, 2006).

On June 26, 2006, a R$716,6 million loan was carried out, with semiannual interest amortization at the fixed rate of 15.88% p.a. and maturity date of the principal on June 20, 2011.

On January 14, 2007, a R$473.7 million loan was carried out, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date of the principal on January 18, 2012.

(ii)	Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million represented by Series A Bank Notes (“Notes - Series A”) and CAD$50 million represented by Series B Bank Notes (“Notes - Series B”), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD$200 million, by means of Senior Notes (“Senior Notes - BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

e)	Contractual clauses

As of March 31, 2007, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants related to certain loans.

f)	Debentures

On July 1, 2006, the Company issued two series of simple debentures, non-convertible into shares: the first series (“Debenture 2009) at the equivalent amount of R$817,050, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009 and the second series (“Debenture 2012”) at the equivalent amount of R$1,248,030, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

The funds raised with the issuance of debentures were used to pay the acquisition of BAC’s shares issued by Quinsa.

8.  CONTINGENCIES

	Parent Company
	3/31/07			12/31/06
	Provision	Court Deposit	Net Provisions	Net Provisions

PIS and COFINS	72,244	-	72,244	72,897
ICMS and IPI	171,739	(11,066)	160,673	158,281
IRPJ and CSLL	47,103	(321)	46,782	46,874
Labor claims	193,097	(103,897)	89,200	85,875
Distributors and resellers	19,594	(84)	19,510	21,927
Other	120,938	(10,474)	110,464	108,726
Total	624,715	(125,842)	498,873	494,580

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	3/31/07			12/31/06
	Provision	Court Deposit	Net Provisions	Net Provisions

PIS and COFINS	98,278	-	98,278	98,680
ICMS and IPI	190,401	(11,066)	179,335	177,539
IRPJ and CSLL	67,455	(321)	67,134	67,146
Labor claims	249,930	(110,699)	139,231	135,120
Distributors and resellers	40,229	(87)	40,142	45,708
Other	153,302	(11,839)	141,463	139,152
Total	799,595	(134,012)	665,583	663,345

	Parent Company
	Balance on 12.31.2006	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 3.31.2007

PIS and COFINS	72,897	3	(1,643)	-	987	72,244
ICMS and IPI	168,894	6,329	(607)	(2,843)	56	171,739
IRPJ and CSLL	47,195	42	(105)	(29)	-	47,103
Labor claims	187,759	25,502	(10,823)	(9,341)	-	193,097
Distributors and resellers	21,927	4,009	(2,956)	(3,386)	-	19,594
Other	119,309	11,547	(4,662)	(7,464)	2,208	120,938
Total Contingencies	617,981	47,342	(20,796)	(23,063)	3,251	624,715
(-)Judicial deposits	(123,401)	(9,957)	7,005	511	-	(125,842)
Total contingencies, net	494,580	37,385	(13,791)	(22,552)	3,251	498,873

	Consolidated
	Balance on 12.31.2006	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 3.31.2007

PIS and COFINS	98,680	178	(1,845)	(25)	1,290	98,278
ICMS and IPI	188,152	6,312	(1,430)	(2,843)	210	190,401
IRPJ and CSLL	67,467	401	(298)	(105)	(10)	67,455
Labor claims	245,502	28,612	(13,208)	(10,799)	(177)	249,930
Distributors and resellers	45,708	4,324	(4,929)	(4,073)	(801)	40,229
Other	151,069	14,690	(4,455)	(9,363)	1,361	153,302
Total Contingencies	796,578	54,517	(26,165)	(27,208)	1,873	799,595
(-)Judicial deposits	(133,233)	(10,134)	8,830	525	-	(134,012)
Total contingencies, net	663,345	44,383	(17,335)	(26,683)	1,873	665,583

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

. IRPJ - Corporate Income Tax;
. CSLL - Social Contribution on Net Income;
. PIS - Social Integration Program;
. COFINS - Contribution for Social Security Financing;
. IPI - Tax on Processed Products; and

As of March 31, 2007, the Company and its subsidiaries had other ongoing lawsuits for which, in the opinion of legal cosultants, the risk of loss is possible but not probable, totaling approximately R$5,653,620 (R$5,877,000 on December 31, 2006), for which the Company’s management, supported by the opinion of its legal consultants, understands there is no need for accrual.

Throughout 2004 and 2005, the Company and its subsidiaries received tax deficiency notices, related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies organized out of the country.

Based on the opinion of its legal consultants, the Company’s management understands that these tax deficiency notices were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal consultants did not make provisions in relation to these tax deficiency notices, which totaled R$5,205,823. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal consultants, considered that the amount of R$4,650,752 involves a probability of possible loss, while the amount of R$555,071 represents a remote loss probability.

On March 31, 2007, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9718/98.

Following the enactment of Law no. 10,637 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

Following the enactment of Law no. 10,833, as of December 29, 2003, which established the new rules to calculate COFINS, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

Some lawsuits were judged definitively by the Federal Supreme Court and provisions related to these lawsuits already solved were reverted during 2006.

b)	Income tax and social contribution on net income

These provisions relate substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution tax on the income of 1996.

c)	Labor claims

This provision relates to claims from former employees pleading compensation complement.

d)	Distributors claims

This provision relates mainly to contractual terminations with certain distributors.

e)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

f)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt Canada will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the probability of loss or estimate its amount.

Labatt Canada was assessed by the Canadian Government due to the interest rate used in certain contracts with related parties existing in the past. The total amount of the assessment may reach CAD$200,000, equivalent to R$355,294 on March 31, 2007 (R$367,164 on December 31, 2006).

In the event Labatt Canada is required to pay these amounts, AmBev will be fully reimbursed by Labatt Canada’s former parent company, InBev. The balance of the provision recorded in Labatt Canada is CAD$66,688 equivalent to R$118,469 on March 31, 2007 (CAD$66,688, equivalent to R$122,427 on December 31, 2006), recorded in Other Current Liabilities. AmBev has recorded accounts receivable from InBev at the amount of R$157,896 on March 31, 2007, equivalent to CAD$88,882 (R$183,171 equivalent to CAD$88,882 on December 31, 2006), recorded in the item “Other”.

9.  SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on March 31, 2007, the Company and its subsidiaries made contributions of R$1,513 (R$1,340 on March 31, 2006) to IAPP.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The surplus of assets of IAPP is recorded by the Company in its financial statements under "Other assets”, at the amount of R$17,000 (R$17,000 on December 31, 2006), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements. On March 31, 2007, the balances of R$89,406 and R$293,308 of the Parent Company and the Consolidated (R$87,398 and R$326,587 of the Parent Company and the Consolidated, respectively, on December 31, 2006) are recognized in the Company’s financial statements as “Other liabilities”, in long-term liabilities.

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation)

The Zerrenner Foundation’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation were fully offset by its assets on March 31, 2007 at the same date, and the assets surplus was not recorded by the Company in its financial statements, due to the possibility of destination of its use for purposes other than exclusively related to the payment of benefits.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

10.   SHAREHOLDERS' EQUITY

a)	Changes in the Parent Company’s shareholders’ equity

	Subscribed and Paid-in Capital Stock	Capital Reserves	Legal Reserve	Treasury Stocks	Statutory Reserves for Investments	Retained Earnings	Total

On December 31, 2006	5,716,087	12,870,594	208,832	(940,768)	1,413,318	—	19,268,063
Advances for future capital increase related to the stock option plan	—	774	—	—	—	—	774
Share repurchase	—		—	(809,601)	—	—	(809,601)
Subvention for investments and tax incentive	—	33,840	—	—	—	—	33,840
Dividends for the year	—		—	—	(121,909)	—	(121,909)
Dividends as interest
attributed to shareholders’ equity	—		—	—	(304,021)	—	(304,021)
Net income for the period						645,860	645,860
On March 31, 2007	5,716,087	12,905,208	208,832	(1,750,369)	987,388	645,860	18,713,006

b)	Subscribed and paid-in capital stock

On March 31, 2007, the Company’s capital stock, at the amount of R$5,716,087, was represented by 64,458,212 thousand shares, 34,501,039 thousand of which are common shares and 29,957,173 thousand are preferred shares, all of them non-par registered shares.

c)	Interest attributed to shareholders’ equity

Companies legally have the option to distribute to shareholders interest calculated based on TJLP on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction.

The interest attributed to shareholders’ equity and dividends not claimed in 3 years, counted from the payment beginning date, prescribe and are reverted in favor of the Company (Law 6,404/76, Article 287, item II a).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On March 16, 2007, the Company, through a Extraordinary Shareholders’ Meeting, approved the distribution of (i) Dividends credited to the mandatory minimum dividends of 2007, at R$1.8500 per lot of thousand common shares and R$2.0350 per lot of thousand preferred shares, exempt from withholding income tax, pursuant to the current legislation; and (ii) Interest Attributed to Shareholders’ Equity (“JPC”), related to the period from December 2006 up to March 2007 and credited to the mandatory minimum dividends of 2007, at R$5.6000 per lot of thousand common shares and R$6.1600 per lot of thousand preferred shares. The distribution will be taxed pursuant to the legislation in force, resulting in a net distribution of JCP at the amount of R$4.7600 per lot of thousand common shares and R$5.2360 per lot of thousand preferred shares.

The aforementioned payments started to be made as of March 30, 2007, taking into consideration the shareholding base as of March 21 and 26, 2007, for the shareholders of Bovespa and the shareholders of NYSE, respectively, without monetary restatement. Shares and ADRs will be traded ex-dividends as of March 22, 2007.

d)	Treasury shares

Changes in the Company’s treasury shares during the quarter ended on March 31, 2007 were as follows:

	Number of shares - per thousand shares
Description	Preferred	Common	Total	R$
On December 31, 2006	704,125	34,694	738,819	940,768
Share acquisitions - Market	655,720	65,630	721,350	769,336
Share buyback related to the plan	30,770	9,055	39,825	40,265
On March 31, 2007	1,390,615	109,379	1,499,994	1,750,369

On February 5, 2007, the closing of the share buyback program launched on November 14, 2006 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by it, up to the amount of R$1,000,000, for the next 360 days, to be ended on January 31, 2008, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

During the quarter ended March 31, 2007, the Company acquired 721,350 lots of thousand shares at the weighted average cost of R$1,038.27, being R$921,00 the minimum cost and of R$1,130.00 the maximum cost.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

11.    SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by pre-selected employees, which is aimed at aligning the interests of shareholders and employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options granted as from 2006 have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On March 31, 2007, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date, in the consolidated, amounts to R$58,683 (R$72,740 on December 31, 2006). The loans are guaranteed by the shares purchased.

Summary of movements in outstanding share options for the quarter ended on March 31, 2007 is as follows:

	Share purchase option
	(per thousand shares)
	Preferred	Common
On December 31, 2006	237,478	33,825
Movement occurred during the period
Cancelled	(6,803)	(1,074)
On March 31, 2007	230,675	32,751

12.   TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The instruments mentioned above are contracted for hedge purpose, which does not prevent that redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

b)	Derivative instruments

The Company, aiming at mitigating the risks of exposure to certain market fluctuation in exchange rates, interest and commodities, contracts derivative operations. On March 31, 2007, the amounts contracted of derivative financial instruments are as follows:

Description	03.31.07	12.31.06

Currency hedge
Reais/US$	2,311,866	3,001,954
Reais/Yen	567,980	622,048
Reais/Euros	82,143	84,573
Peruvian Sol/US$	55,361	78,271
CAD/US$	235,215	249,095
CAD/R$	1,460,848	825,363

Interest rate hedge
CDI x Fixed Rate	89,710	(137,513)
Fixed Rate / Canadian Bankers Acceptance	404,243	508,449

Commodities hedge
Aluminum	347,909	314,264
Sugar	99,849	126,566
Wheat	-	(76,854)
Corn	-	2,199
	5,655,124	5,598,415

i.	Market value of financial instruments currency and interest rate hedge

As of March 31, 2007, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments or respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on March 31, 2007, an additional gain of R$187,184 (R$141,733 on December 31, 2006), presented as follows:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	194,681	211,023	16,341
Swaps/forwards	(168,134)	(164,681)	3,453
Forward R$ x CAD Labatt Canada	115,519	279,497	163,979
Cross Currency Swap Labatt Canada (*)	(87,408)	(83,997)	3,411

	54,658	241,842	187,184

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

Net results of such operations determined at cost value (corresponding to its market value), with a specific purpose of minimizing the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired are deferred and recognized in the statement of income, when sale of corresponding product occurs.

During the quarter ended on March 31, 2007, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease/(Increase) in the cost of goods sold

Currency hedge	(23,239)
Hedge of aluminum	8,502
Hedge of sugar	(14,457)
Hedge of wheat and corn	(4,419)
(33,613)

On March 31, 2007 unrealized losses in the amount of R$91,525 were deferred, R$92,618 of which in other assets and R$1,093 in other liabilities. Such loss shall be recognized at debit of the Company’s result: the amount of R$84,317 in cost of goods sold, when corresponding finished product is sold and the remaining balance at operating expense, as this is an expenses hedge.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and import financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$417,366, on March 31, 2007 (R$580,938 on December 31, 2006), as presented below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	332,044	292,478	39,566
Series B Notes (ii)	88,824	90,582	(1,758)
Senior Notes - BRI (iii)	157,751	176,691	(18,940)
International financings (other currencies) (iv)	2,344,758	2,344,758	-
Financings in Reais	1,685,073	1,858,617	(173,544)
BNDES/FINEP/EGF (iv)	472,859	472,859	-
Resolution 63 / Compror 63 (iv)	663,246	663,244	2
Bond 2011 and Bond 2013	2,092,027	2,354,721	(262,694)
Debentures	2,128,983	2,128,983	-
,
	9,965,565	10,382,933	(417,368)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of March 31, 2007, approximately 120.25% of face value for Bond 2011 and 116.40% for Bond 2013 (120.75% and 117.13%, respectively on December 31, 2006); to the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Parent Company		Consolidated
	03.31.07	03.31.06	03.31.07	03.31.06
Financial income	—	—
Exchange variation on financial investments			(13,265)	(8,892)
Interest on cash and cash equivalents	9,156	12,094	29,401	15,403
Financial charges on taxes,
Contributions and judicial deposits	3,513	462	8,098	4,741
Interest on advances to employees for the purchase of shares	2,159	2,860	2,170	2,893
Interest and exchange variation on loans	44,529	191,398	1,468	262
Other	730	5,447	1,199	6,608
	60,087	212,261	29,071	21,015

Financial expenses
Exchange variation on financings	110,525	222,593	107,828	221,221
Net losses on derivative instruments	(167,296)	(327,930)	(167,308)	(325,294)
Interest on debts in foreign currency	(70,649)	(68,431)	(133,845)	(113,579)
Interest on debts in reais	(79,146)	(19,431)	(79,278)	(19,960)
Taxes on financial transactions	(25,754)	(23,100)	(36,272)	(31,853)
Financial charges on contingencies and other	(3,381)	(13,507)	(5,418)	(16,213)
Other	(6,821)	(4,964)	(10,980)	(10,732)
	(242,522)	(234,770)	(325,273)	(296,410)

Net financial income	(182,435)	(22,509)	(296,202)	(275,395)

e)	Concentration of credit risk

A substantial part of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to settle derivative financial assets and liabilities in the event of default.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

13.   INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Quarter ended on March 31
	2007	2006

Consolidated net income before income and social contribution taxes	1,056,261	919,653
Statutory profit sharing and contributions	21,029	(14,603)
Consolidated net income before income and social contribution
taxes and minority interest	1,077,290	905,050

Expense with income and social contribution taxes at nominal rates (34%)	(329,952)	(238,430)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(121,569)	(51,285)
Foreign subsidiaries’ income not subject to taxation (ii)	(39,089)	(95,062)
Interest attributed to shareholders’ equity (iii)	81,267	128,511
Equity gains in subsidiaries	16,933	13,360
Exchange variation on investments	(22,227)	(27,090)
Permanent additions and exclusions and other	(8,345)	10,624
Income and social contribution taxes expenses on income	(422,982)	(259,372)

(i)
The non-deductible goodwill amortization includes the goodwill amortization effects of Labatt ApS in Labatt Canada, totaling R$282,362 in the period ended on March 31, 2007 (R$242,462 on March 31, 2006), generating a tax effect as it is not deductible, totaling R$96,003 (R$82,437 on March 31, 2006).

(ii)
Included the tax effect protection on the exchange variation of loans and fixed rate notes contracted abroad. The amount protected is US$510,599 on March 31, 2007 and the tax gain of this protection in the year was R$36,326.

(iii)
The interests attributed to shareholders’ equity are originally recorded in the accounting and fiscal books as financial revenue, when declared by subsidiaries and associated companies, and as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

However, for the purposes of elaboration of these financial statements, the essence of the transaction is considered, thus, the interests attributed to shareholders’ equity are considered as dividends received and paid and are not recorded in the statement of income. Consequently, in these financial statements, the aforementioned records are reclassified, i.e., the interests on the capital received or to be received are credited to the investments account and the interests on the capital paid or to be paid are debited from the retained earnings.

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income.

	Parent Company		Consolidated
	03.31.07	03.31.06	03.31.07	03.31.06

Current	(27,533)	(48,597)	(199,760)	(172,741)
Deferred	(200,945)	(85,665)	(223,222)	(86,631)
Total	(228,478)	(134,262)	(422,982)	(259,372)

c)	Breakdown of deferred taxes

	Parent Company		Consolidated
	03.31.07	12.31.06	03.31.07	12.31.06
Current assets
Tax losses carryforwards	61,984	69,099	83,051	98,334
Temporary differences:
Goodwill future profitability - Mergers	350,771	350,771	350,771	350,771
Provision for interests attributed to shareholders’ equity	2,023	22,100	2,023	22,100
Provision for restructuring	-	-	22,752	26,802
Provision for employees profit sharing	20,114	54,029	23,757	57,390
Provision for marketing and sales expenses	55,625	54,524	55,625	54,599
Others	37,535	-	36,362	-
	528,052	550,523	574,341	609,996

Long-term assets
Tax losses carryforwards	204,245	232,038	725,242	770,969
Temporary differences:
Non-deductible provisions	237,464	248,949	294,753	307,008
Provision for losses on tax incentives (CSSL)	3,085	3,085	7,619	7,619
Goodwill future profitability - Mergers	2,028,022	2,115,714	2,028,022	2,115,714
Provision for health care benefits	30,398	29,715	73,224	82,228
Provision for losses on assets held for sale	12,407	16,393	13,150	17,150
Provision for losses on hedge	131,728	130,900	131,728	130,900
Allowance for doubtful accounts	9,756	10,241	10,660	11,241
Others	12,375	63,971	85,797	123,903
	2,669,480	2,851,006	3,370,195	3,566,732

Long-term liabilities
Temporary differences
Accelerated depreciation	-	-	47,776	47,758
Others	21,720	22,770	67,727	83,638
	21,720	22,770	115,503	131,396

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on projections of generation of future taxable income of the parent company and subsidiaries located in Brazil and abroad, the estimate of recovery of consolidated balance of deferred income and social contribution taxes on tax losses carryforward is shown as follows:

At par (millions of reais)
2008	137
2009	191
2010	297
725

The asset recorded is limited to the amounts for which offset is supported by taxable income projections, discounted to present value, realized by the Company for the next 10 years, also considering that tax loss carryforward is limited to 30% of annual taxable income, in accordance with the Brazilian tax laws.

The balance of deferred income tax assets as of March 31, 2007 includes the total effect of tax loss carryforward of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of March 31, 2007 will be realized until the fiscal year of 2010; however, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the actual data and amounts.

Since the income and social contribution taxes derive not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward should not be taken as an indicator of the Company’s future profits.

14.    COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2007, 2008 and 2009, already contracted on March 31, 2007, at the amounts of R$1,459,643, R$1,450,580 and R$2,468,561 (R$1,051,800, R$457,900 and R$229,300, respectively, on December 31, 2006).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

15.    OPERATING INCOME (EXPENSES), NET

	Quarter ended on March 31
	Parent Company		Consolidated
	03.31.07	03.31.06	03.31.07	03.31.06
Operating income
Equity gains and increases of subsidiaries	47,088	29,519	49,788	29,667
Exchange variation of investments abroad		-	-	12,537
Negative goodwill on credit of tax incentive (ICMS)	2,953	-	2,953	-
Other operating income	1,739	5,217	4,432	6,802
	51,780	34,736	57,173	49,006

Operating Expenses
Goodwill amortization	(58,648)	(4,544)	(397,362)	(292,422)
Exchange variation on investments abroad	(23,632)	(8,554)	(14,290)	-
PIS / Cofins on other revenues	(453)	-	(1,966)	-
Provision for inventories losses	(3,480)		(3,480)	(2,149)
Other operating expenses	-	(369)	(9,669)	(471)
	(86,213)	(13,467)	(426,767)	(295,042)
Other operating income (expenses), net	(34,433)	21,269	(369,594)	(246,036)

16.    NON-OPERATING INCOME (EXPENSES), NET

	Quarter ended on
	Parent Company		Consolidated
	03.31.07	03.31.06	03.31.07	03.31.06

Non-operating income
Gain from the disposal of property, plant and equipment	792	771	1,871	12,998
Gain from the disposal of real estate aimed at sale	8,536	-	7,355	-
Reversal of provision for losses on investments	-	4,174	-	-
Gain from interest ownership in investees	10	-	16	5,454
Other non-operating income	302	197	628	1,146
	9,640	5,142	9,870	19,598

Non-operating expenses
Loss in the disposal of permanent assets	-	-	-	(12.239)
Provision for restructuring	-	-	(1,293)	-
Other non-operating expenses	(190)	(175)	(945)	(2,604)
	(190)	(175)	(2,238)	(14,843)
Total non-operating income (expenses), net	9,450	4,967	7,632	4,.755

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

17.    INSURANCE

The company and its subsidiaries maintain insurance agreements, the coverage of which is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. The risk premises adopted, given their nature, are not part of the scope of a special review of quarterly information and, thus, were not reviewed by our independent auditors.

18.    SUBSEQUENT EVENTS

a)	Acquisition of Cintra

On April 17, 2007, the Company announced the closing of the transaction with respect to the acquisition of 100% of Goldensand, the controlling shareholder of Cintra.

b)
The Company announced the final result of the voluntary offer made by BAH, a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) issued by its subsidiary Quinsa. The minimum tender condition of the Offer - 3,939,387 Class B shares - was not satisfied and as a result, the Offer expired and will be withdrawn without BAH purchasing any Class A or Class B shares (including Class B shares held as ADSs). All Class A shares and Class B shares that were tendered will be returned promptly to their respective holders.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1	Total Assets	34,509,604	35,645,114
1.01	Current Assets	6,147,078	6,817,568
1.01.01	Available funds	1,689,521	1,538,928
1.01.01.01	Cash and cash equivalents	1,689,521	1,538,928
1.01.02	Credits	1,767,264	2,456,460
1.01.02.01	Clients	990,005	1,542,695
1.01.02.02	Sundry Credits	777,259	913,765
1.01.02.02.01	Securities	173,120	226,115
1.01.02.02.02	Taxes recoverable	604,139	687,650
1.01.03	Inventories	1,355,834	1,363,881
1.01.03.01	Finished products	349,210	319,234
1.01.03.02	Work in process	70,664	69,632
1.01.03.03	Raw materials	568,473	618,676
1.01.03.04	Production materials	238,878	235,571
1.01.03.05	Supplies and other	145,654	136,581
1.01.03.06	Provision for losses	(17,045)	(15,813)
1.01.04	Other	1,334,459	1,458,299
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Deferred income tax and social contribution	574,341	609,996
1.01.04.03	Deferred result of financial instruments	92,618	66,897
1.01.04.04	Prepaid expenses	318,122	316,821
1.01.04.05	Other assets	349,378	464,585
1.02	Non-current assets	28,362,526	28,827,546
1.02.01	Long-term assets	4,489,224	4,648,671
1.02.01.01	Sundry Credits	3,992,696	4,076,691
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	563,818	437,219
1.02.01.01.02	Advances to employees for the purchase of shares	58,683	72,740
1.02.01.01.03	Deferred income tax and social contribution	3,370,195	3,566,732
1.02.01.02	Accounts receivable from related parties	0	0
1.02.01.02.01	Direct and indirect associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	496,528	571,980
1.02.01.03.01	Assets held for sale	74,362	85,967
1.02.01.03.02	Prepaid expenses	126,566	134,325
1.02.01.03.03	Assets surplus - AmBev Institute	17,000	17,000
1.02.01.03.04	Other assets	278,600	334,688

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
1.02.02	Permanent Assets	23,873,302	24,178,875
1.02.02.01	Investments	17,968,023	18,025,923
1.02.02.01.01	Interest in associated and affiliated companies	362,232	4,183
1.02.02.01.02	Interest in associated companies - Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	0	0
1.02.02.01.04	Interest in subsidiaries - goodwill	17,565,795	17,986,186
1.02.02.01.05	Other investments	39,996	35,554
1.02.02.02	Property, plant and equipment	5,508,433	5,723,864
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	396,846	429,088

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2	Total liabilities	34,509,604	35,645,114
2.01	Current liabilities	5,596,746	6,844,475
2.01.01	Loans and financings	1,744,911	2,038,695
2.01.02	Debentures	63,903	65,949
2.01.03	Suppliers	1,067,708	1,387,396
2.01.04	Taxes, charges and contributions	1,168,049	1,605,249
2.01.04.01	Income tax and social contribution	146,025	366,271
2.01.04.02	Other taxes and contributions payable	1,022,024	1,238,978
2.01.05	Dividends payable	57,992	109,010
2.01.05.01	Dividends payable	29,242	17,543
2.01.05.02	Prov. for interest to shareholders’ equity	28,750	91,467
2.01.06	Provisions	73,265	119,963
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,420,918	1,518,213
2.01.08.01	Payroll, profit sharing and related charges	377,562	480,335
2.01.08.02	Unrealized loss on derivatives	404,780	405,309
2.01.08.03	Marketing accounts payable	173,790	170,238
2.01.08.04	Other liabilities	463,693	452,594
2.01.08.05	Oper. result forward “commodities” deferred	1,093	9,737
2.02	Non-current liabilities	9,977,009	9,309,907
2.02.01	Long-term liabilities	9,827,063	9,159,961
2.02.01.01	Loans and financings	6,091,671	5,396,864
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	665,583	663,345
2.02.01.03.01	For contingencies	665,583	663,345
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	1,004,729	1,034,672
2.02.01.06.01	Deferral of taxes on sales	416,585	405,700
2.02.01.06.02	Provision for medical assistance benefits/Other	293,308	326,587
2.02.01.06.03	Deferred income tax and social contribution	115,503	131,396
2.02.01.06.04	Deferred net income of debt swap operations	87,408	88,391
2.02.01.06.05	Other liabilities	91,925	82,598
2.02.02	Future taxable income	149,946	149,946
2.03	Non-controlling shareholders’ interest	222,843	222,669
2.04	Shareholders' equity	18,713,006	19,268,063
2.04.01	Paid-in capital stock	5,716,087	5,716,087
2.04.02	Capital reserve	11,154,065	11,929,826
2.04.02.01	Goodwill in the subscription of shares	12,310,042	12,310,042

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2007	4 - 12/31/2006
2.04.02.02	Tax incentives	594,392	560,552
2.04.02.03	Treasury shares	(1,750,369)	(940,768)
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Profit reserves	1,196,220	1,622,150
2.04.04.01	Legal	208,832	208,831
2.04.04.02	Statutory	987,388	1,413,319
2.04.04.02.01	For investments	987,388	1,413,319
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings / accumulated losses	645,860	0
2.04.06	Advances for future capital increase	774	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.01	Gross sales and/or services	8,615,175	8,615,175	7,462,779	7,462,779
3.02	Gross sales deductions	(3,960,173)	(3,960,173)	(3,493,056)	(3,493,056)
3.03	Net sales and/or services	4,655,002	4,655,002	3,969,723	3,969,723
3.04	Cost of sales and/or services	(1,551,965)	(1,551,965)	(1,324,997)	(1,324,997)
3.05	Gross profit	3,103,037	3,103,037	2,644,726	2,644,726
3.06	Operating expenses/income	(2,054,408)	(2,054,408)	(1,729,828)	(1,729,828)
3.06.01	Selling	(989,838)	(989,838)	(852,761)	(852,761)
3.06.02	General and administrative	(398,886)	(398,886)	(355,879)	(355,879)
3.06.02.01	Administrative expenses	(193,167)	(193,167)	(193,610)	(193,610)
3.06.02.02	Management fees	8,946	8,946	17,243	17,243
3.06.02.03	Depreciation and amortization	(187,560)	(187,560)	(193,264)	(193,264)
3.06.02.04	Provision for contingencies	(27,105)	(27,105)	13,752	13,752
3.06.03	Financial	(296,202)	(296,202)	(275,395)	(275,395)
3.06.03.01	Financial income	29,071	29,071	21,015	21,015
3.06.03.02	Financial expenses	(325,273)	(325,273)	(296,410)	(296,410)
3.06.04	Other operating income	57,173	57,173	49,006	49,006
3.06.05	Other operating expenses	(426,767)	(426,767)	(295,042)	(295,042)
3.06.06	Equity accounting results	112	112	243	243
3.07	Operating income	1,048,629	1,048,629	914,898	914,898
3.08	Non-operating income	7,632	7,632	4,755	4,755
3.08.01	Income	9,870	9,870	19,598	19,598

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2007 to 3/31/2007	4 - 1/1/2007 to 3/31/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2006 to 3/31/2006
3.08.02	Expenses	(2,238)	(2,238)	(14,843)	(14,843)
3.09	Income before taxes/profit sharing	1,056,261	1,056,261	919,653	919,653
3.10	Provision for income tax and social contribution	(199,760)	(199,760)	(172,741)	(172,741)
3.11	Deferred income tax	(223,222)	(223,222)	(86,631)	(86,631)
3.12	Statutory profit sharing/contributions	21,028	21,028	(14,603)	(14,603)
3.12.01	Profit sharing	21,028	21,028	(14,603)	(14,603)
3.12.01.01	Employees	20,226	20,226	(31,174)	(31,174)
3.12.01.02	Management	802	802	16,571	16,571
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(8,447)	(8,447)	10,221	10,221
3.15	Net income for the period	645,860	645,860	655,899	655,899
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	62,958,218	62,958,218	64,917,715	64,917,715
	EARNINGS PER SHARE (Reais)	0.01026	0.01026	0.01010	0.01010
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	99.65	0.95
COMMERCIAL, MANUFACTURING AND OTHER		765,961	765,961

02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.21
COMMERCIAL, MANUFACTURING AND OTHER		480	480

03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, MANUFACTURING AND OTHER		31,595	31,595

04	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.28
COMMERCIAL, MANUFACTURING AND OTHER		77,084	77,084

05	ANEP ANTARCTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.65
COMMERCIAL, MANUFACTURING AND OTHER		669,019	669,019

06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.84	2.12
COMMERCIAL, MANUFACTURING AND OTHER		345	345

07	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	3.48
COMMERCIAL, MANUFACTURING AND OTHER		91	91

08	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.70	2.91
COMMERCIAL, MANUFACTURING AND OTHER		602,468	602,468

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

09	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, MANUFACTURING AND OTHER		12,155	12,155

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	2.46
COMMERCIAL, MANUFACTURING AND OTHER		1	1

11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	100.00	67.64
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017	1,000,017

12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.64
COMMERCIAL, MANUFACTURING AND OTHER		1,439,147	1,439,147

13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	11.33
COMMERCIAL, MANUFACTURING AND OTHER		278	278

14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.10	1.52
COMMERCIAL, MANUFACTURING AND OTHER		13,641	13,641

15	CERVEJARIA MIRANDA CORREA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.24
COMMERCIAL, MANUFACTURING AND OTHER		72	72

16	BEVERAGE ASSOCIATES HOLDING LTD. - BAH	. . / -	PRIVATE SUBSIDIARY	100.00	2.54
COMMERCIAL, MANUFACTURING AND OTHER		5	5

16	FAZENDA DO POÇO S/S-AGRÍCOLA E FLOREST.	04.768.362/0001-88	PRIVATE SUBSIDIARY	91.41	0.01
COMMERCIAL, MANUFACTURING AND OTHER		967	967

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 101.75% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	817,050
15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705
16 - OUTSTANDING SECURITIES (UNIT)	81,705
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.5% of DI rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	124,803
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended on March 31, 2007 and 2006

In thousands of Reais	03.31.07	03.31.06

Operating activities
Net income for the quarter	645,860	655,899
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	289,803	286,678
Amortized goodwill, net of realized negative goodwill	397,362	292,422
Tax, labor and other contingencies	27,105	(13,752)
Financial charges on tax and fiscal contingencies	4,231	10,040
Gain in the settlement of tax incentives	2,953	-
Financial charges and variations on the stock ownership plan	(2,170)	(2,893)
Financial charges and variations on taxes and contributions	(3.003)	3,822
Loss (Gain) in the disposal and write-off of permanent assets	51.015	39,662
Provision for losses in inventories and permanent assets	3,480	2,149
Exchange rate variation and charges on financings	91,938	(77,796)
Exchange variation and unrealized gains (loss) on financial assets	(27,945)	49,012
Deferred income tax and social contribution decrease	223,222	86,631
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	(99,306)	(25,423)
Minority interest	8,447	(10,221)
Equity in the results of subsidiaries	(112)	(243)
Interest gain (loss) in subsidiaries	(16)	(5,454)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Decrease (increase) in assets
Trade accounts receivable	536,690	615,521
Taxes recoverable	(35,450)	(29,891)
Inventories	(23,674)	(19,342)
Judicial deposits	(9,416)	(13,495)
Other	68,416	(48,890)

Increase (decrease) in liabilities
Suppliers	(279,643)	(167,893)
Salaries, profit sharing and social charges	(95,251)	7,030
Income tax, social contribution and other taxes	(339.040)	(203,870)
Contingencies paid	(27,128)	(12,583)
Other	(80,523)	21,203

Cash generated by operating activities	1,327,861	1,438,323
Investment activities
Marketable securities, maturity over 90 days	64,591	(201,957)
Collateral securities and deposits	-	(1,991)
Acquisition of investments, net of acquired cash	(364,413)	(671)
Disposal of property, plant and equipment and investments	6,772	2,043
Acquisition of property, plant and equipment	(189,498)	(167,032)
Expenditures on deferred charges	(3,146)	-

Cash used in investing activities	(485,694)	(369,608)
Financing activities
Financings
Issuance	2,588,174	1,234,426
Repayments	(2,064,541)	(1,404,202)
Changes in the capital of minority shareholders	1,155	(160)
Advance for future capital increase	774	4,305
Advances to employees for purchase of shares	16,226	15,745
Share buyback	(765,613)	(454,961)
Payment of dividends and interest attributed to shareholders’ equity	(440,948)	(382,914)

Cash used in financing activities	(664,773)	(987,761)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Exchange rate gains or losses on cash	(26,801)	(24,865)

Increase (decrease) in cash and cash equivalents	150,593	56,089

Opening balance of cash and cash equivalents	1,538,928	837,272
Closing balance of cash and cash equivalents	1,689,521	893,361

Increase (decrease) in cash and cash equivalents	150,593	56,089

Additional information on cash flow
Payment of interest on loans	174,453	96,551
Payment of income and social contribution taxes on net profits	215,868	254,915

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

Report of independent auditors on special review

To
the Management and Shareholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have performed a special review of the Quarterly Information (ITR) of Companhia de Bebidas das Américas - AmBev and of this Company and its subsidiaries (consolidated information) related to the quarter ended March 31, 2007, including balance sheets, the statements of income, the performance report and relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, which mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operating areas as to the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information mentioned above for these to be in accordance with the accounting practices adopted in Brazil and consistent with the rules established by the Brazilian Securities Commission - CVM specifically applicable to the preparation of the compulsory Quarterly Information.

4.
Our special review was conducted with the purpose of issuing a report on the special review of the Quarterly Information mentioned in first paragraph. The statement of cash flow related to the quarter ended March 31, 2007 represents additional information to the Quarterly Information, which is not required by the accounting practices adopted in Brazil, and is presented in order to allow an additional analysis. This supplementary information was submitted to the same review procedures applied to the Quarterly Information, and we are not aware of any material modifications that should be made for it to be presented in accordance with the accounting practices adopted in Brazil.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED OPINION

5.
The Quarterly Information related to the quarter ended March 31, 2006 and financial statements for the year ended on December 31, 2006 were respectively reviewed and audited by other independent auditors, respectively, whose reports were issued with unqualified opinions, dated on April 25, 2006 and February 26, 2007, respectively.

April 26, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	Brazilian Corporate Law March 31, 2007

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	45
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	47
07	01	CONSOLIDATED STATEMENT OF INCOME	49
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	51
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	53
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	55
17	01	SPECIAL REVIEW REPORT	58
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP - ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A
		BEVERAGE ASSOCIATE HOLDINGS LTD. - BAH	/61

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.